UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ERIE INDEMNITY COMPANY

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

29530P201 (CUSIP Number)

May 24, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29530P201	13G	Page 2 of 6

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRAMS CAPITAL, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 141 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 141

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12.	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 29530P201	13G	Page 3 of 6

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DAVID C. ABRAMS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 150 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 150

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 29530P201	13G	Page 4 of 6

ITEM 1.	(a)	Name of Issuer:

Erie Indemnity Company

	(b)	Address of Issuer’s Principal Executive Offices:

100 Erie Insurance Place, Erie, PA 16530

ITEM 2.	(a) and (c)	Name and Domicile/Citizenship of Persons Filing:

(i) Abrams Capital, LLC, a Delaware limited liability company.

(ii) David C. Abrams, a United States citizen.

	(b)	Each of the Reporting Persons has a business address of 222 Berkeley Street, 22nd Floor, Boston, MA 02116.

	(d)	Title of Class of Securities:

Class B Common Stock, stated value $70 per share.

	(e)	CUSIP Number:

29530P201

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D 1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

	(f)	☐ Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

	(g)	☐ A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 29530P201	13G	Page 5 of 6

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ABRAMS CAPITAL, LLC*

(a) Amount Beneficially Owned:

141

(b) Percent of Class:

5.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

141

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

141

DAVID C. ABRAMS**

(a) Amount Beneficially Owned:

150

(b) Percent of Class:

5.3%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

150

(iii) sole power to dispose or to direct the disposition of:

0
(iv) shared power to dispose or to direct the disposition of:

150

* Shares reported herein for Abrams Capital, LLC include shares that may be deemed beneficially owned by certain private investment partnerships of which Abrams Capital, LLC is the general partner.

**     Shares reported herein for David C. Abrams include shares that may be deemed beneficially owned by Abrams Capital, LLC, of which Mr. Abrams is the managing member, and by certain other entities that may be deemed controlled by Mr. Abrams.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29530P201	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2005

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

DAVID C. ABRAMS

By:	/s/ David C. Abrams
David C. Abrams

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 31, 2005, is by and among Abrams Capital LLC, a Delaware limited liability company, and David C. Abrams, an individual (the foregoing are collectively referred to herein as the “Abrams Filers”).

Each of the Abrams Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of Class B Common Stock, stated value $70 per share, of Erie Indemnity Company, a Pennsylvania corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Abrams Filers upon one week’s prior written notice or such lesser period of notice as the Abrams Filers may mutually agree.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

DAVID C. ABRAMS

By:	/s/ David C. Abrams
David C. Abrams